SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

Uni-Pixel, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

904572104
(CUSIP number)

Tudor Investment Corporation
Attn: Stephen N. Waldman, Esq.
1275 King Street
Greenwich, CT 06831
Tel: (203) 863-6700
(Name, address and telephone number of person authorized to receive notices and communications)

February 13, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 12 Pages)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 904572104	13D	Page 2

	1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Tudor Investment Corporation 22-2514825
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization	Delaware
Number of Shares	7	Sole Voting Power	0
Beneficially Owned by	8	Shared Voting Power	20,915,960 (see Item 5)
Each Reporting	9	Sole Dispositive Power	0
Person With	10	Shared Dispositive Power	20,915,960 (see Item 5)
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,915,960 (see Item 5)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
	13	Percent of Class Represented by Amount in Row (11) 53.4% (see Item 5)
	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 904572104	13D	Page 3

	1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Paul Tudor Jones, II
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization	USA
Number of Shares	7	Sole Voting Power	0
Beneficially Owned by	8	Shared Voting Power	22,839,279(see Item 5)
Each Reporting	9	Sole Dispositive Power	0
Person With	10	Shared Dispositive Power	22,839,279 (see Item 5)
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,839,279 (see Item 5)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
	13	Percent of Class Represented by Amount in Row (11) 58.3% (see Item 5)
	14	Type of Reporting Person (See Instructions) IN

CUSIP No. 904572104	13D	Page 4

	1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) James J. Pallotta
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization	USA
Number of Shares	7	Sole Voting Power	(see Item 5)
Beneficially Owned by	8	Shared Voting Power	22,839,279 (see Item 5)
Each Reporting	9	Sole Dispositive Power	(see Item 5)
Person With	10	Shared Dispositive Power	22,839,279 (see Item 5)
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,839,279 (see Item 5)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
	13	Percent of Class Represented by Amount in Row (11) 58.3% (see Item 5)
	14	Type of Reporting Person (See Instructions) IN

CUSIP No. 904572104	13D	Page 5

	1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) The Tudor BVI Global Portfolio Ltd. 98-0223576
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization	Cayman Islands
Number of Shares	7	Sole Voting Power	0
Beneficially Owned by	8	Shared Voting Power	3,572,200 (see Item 5)
Each Reporting	9	Sole Dispositive Power	0
Person With	10	Shared Dispositive Power	3,572,200 (see Item 5)
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,572,200 (see Item 5)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
	13	Percent of Class Represented by Amount in Row (11) 9.1% (see Item 5)
	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 904572104	13D	Page 6

	1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Tudor Proprietary Trading L.L.C. 13-3720063
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization	Delaware
Number of Shares	7	Sole Voting Power	0
Beneficially Owned by	8	Shared Voting Power	1,923,319 (see Item 5)
Each Reporting	9	Sole Dispositive Power	0
Person With	10	Shared Dispositive Power	1,923,319 (see Item 5)
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,923,319 (see Item 5)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
	13	Percent of Class Represented by Amount in Row (11) 4.9% (see Item 5)
	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 904572104	13D	Page 7

	1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) The Altar Rock Fund L.P. 06-1558414
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization	Delaware
Number of Shares	7	Sole Voting Power	0
Beneficially Owned by	8	Shared Voting Power	146,308 (see Item 5)
Each Reporting	9	Sole Dispositive Power	0
Person With	10	Shared Dispositive Power	146,308 (see Item 5)
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 146,308 (see Item 5)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
	13	Percent of Class Represented by Amount in Row (11) 0.4% (see Item 5)
	14	Type of Reporting Person (See Instructions) PN

CUSIP No. 904572104	13D	Page 8

	1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) The Raptor Global Portfolio Ltd. 98-0211544
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
	6	Citizenship or Place of Organization	Cayman Islands
Number of Shares	7	Sole Voting Power	0
Beneficially Owned by	8	Shared Voting Power	17,197,452 (see Item 5)
Each Reporting	9	Sole Dispositive Power	0
Person With	10	Shared Dispositive Power	17,197,452 (see Item 5)
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,197,452 (see Item 5)
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
	13	Percent of Class Represented by Amount in Row (11) 43.9% (see Item 5)
	14	Type of Reporting Person (See Instructions) CO

CUSIP No. 904572104	13D	Page 9

Schedule 13D

ITEM 1. Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Uni-Pixel, Inc., a corporation organized under the laws of the state of Delaware (the “Company”). The Company’s principal offices are located at 8708 Technology Forest Place, Suite 100, The Woodlands, Texas 77381.

This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.
ITEM 2. Identity and Background.
This statement on Schedule 13D is being filed jointly on behalf of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)	Tudor Investment Corporation (“TIC”), a Delaware corporation.
(ii)	Paul Tudor Jones, II (“Jones”), a citizen of the United States.
(iii)	James J. Pallotta (“Pallotta”), a citizen of the United States.
(iv)	The Tudor BVI Global Portfolio Ltd. (“BVI”), a Cayman Islands company.
(v)	Tudor Proprietary Trading, L.L.C. (“TPT”), a Delaware limited liability company.
(vi)	The Raptor Global Portfolio Ltd. (“Raptor”), a Cayman Islands corporation.
(vii)
The Altar Rock Fund L.P. (“Altar Rock” and together with TIC, Jones, Pallotta, BVI, TPT, and Raptor, the “Group” or the “Reporting Persons” and each a “Reporting Person”), a Delaware limited partnership

TIC is a money management firm that provides investment advice to BVI, Raptor and Altar Rock among others. TIC is also the sole general partner of Altar Rock.
The principal employment of Jones is as Chairman and Chief Executive Officer of TIC, of which he owns a majority of the capital stock and voting securities.

CUSIP No. 904572104	13D	Page 10

The principal employment of Pallotta is as Vice Chairman of TIC, of which he is a Portfolio Manager and may be deemed to have voting and investment authority with respect to the securities of the Company.

Each of BVI, Raptor and Altar Rock is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

TPT is a proprietary trading vehicle which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its capital securities.
The business address of TIC, Jones, TPT, and Altar Rock is c/o Tudor Investment Corporation, 1275 King Street, Greenwich, CT 06831. The business address of Pallotta is c/o Tudor Investment Corporation, 50 Rowes Wharf, 6th Floor, Boston, MA 02110. The business address of BVI and Raptor is c/o CITCO Fund Services, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TPT, BVI, or Raptor is set forth on Schedule I hereto and is incorporated by reference herein.

During the last five (5) years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

The Reporting Persons are filing this statement on Schedule 13D jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act.
Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities held by any other person.

ITEM 3. Source and Amount of Funds or Other Consideration.
The sources of funds used to purchase shares of Common Stock (the “Shares”) by each of the Reporting Persons were (i) capital contributions to such Reporting Person and (ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons.

ITEM 4. Purpose of Transactions.
Each of Mr. Pallotta, BVI, TPT, Raptor and Altar Rock initially acquired the Shares for investment purposes. Each of such Reporting Person intends to continue to evaluate their respective investments in the Shares based on the Company’s financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional Shares or other securities of the Company, (ii) dispose of Shares or other securities of the Company, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Shares or other securities of the Company. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.
The descriptions contained in Item 2 and Item 4 above are incorporated herein by reference.

CUSIP No. 904572104	13D	Page 11

On February 13, 2007, BVI purchased 500,499.20 shares of Series B Preferred Stock, par value $0.001, of the Company (the “Preferred Stock”), TPT purchased 269,475.20 shares of Preferred Stock, Raptor purchased 2,409,526.40 shares of Preferred Stock, and Altar Rock purchased 20,499.20 shares of Preferred Stock. Each share of Preferred Stock is convertible at any time into five Shares at an initial conversion price of $0.75 per Share, which conversion price is subject to adjustment from time to time pursuant to the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”).

In addition, in connection with the purchase of the Preferred Stock, each of BVI, TPT, Raptor and Altar Rock received warrants to purchase Shares (the “Warrants”). BVI received 1,069,704 Warrants, TPT received 575,943 Warrants, Raptor received 5,149,820 Warrants and Altar Rock received 43,812 Warrants. Each Warrant may be exercised for one Share at an initial exercise price per share of $1.24, which exercise price is subject to adjustment from time to time pursuant to the terms of the Warrants.

Assuming conversion by each of BVI, TPT, Raptor and Altar Rock of the Preferred Stock and exercise of the Warrants, such Reporting Persons hold approximately 9.1%, 4.9%, 43.9% and 0.4% of the Common Stock, respectively.

Because TIC is sole general partner of Altar Rock and provides investment advisory services to BVI, Raptor and Altar Rock, TIC may be deemed to beneficially own the Shares owned by each such Reporting Person. Because Jones is the controlling shareholder of TIC and the indirect principal equity owner of TPT, Jones may be deemed to beneficially own the Shares deemed beneficially owned by each such Reporting Person. Because Pallotta is a portfolio manager of TIC and TPT with respect to the Shares and may be deemed to have voting and investment authority with respect to the Shares of the Company, Mr. Pallotta may be deemed to beneficially own the Shares deemed beneficially owned by each such Reporting Person.

Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filings of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, (i) the beneficial owner of any securities held by any other person, or (ii) the beneficial owner of any securities held or beneficially owned by any member of the Group other than such Reporting Person.

The filing of this statement on Schedule 13D by each of the Reporting Persons shall not be considered an admission that such Reporting Person, for the purposes of Section 13(d) of the Act, is the beneficial owner of any Shares in which such Reporting Person does not have a pecuniary interest.

Except as reported in this statement on Schedule 13D, the Reporting Persons have not engaged in any other transactions in the Company’s securities in the past sixty (60) days.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Each of the Reporting Persons entered into (i) a Securities Purchase Agreement, dated as of February 13, 2007, with the Company in the form attached hereto as Exhibit 1 (which is hereby incorporated by reference herein), (ii) an Investors’ Rights Agreement, dated as of February 13, 2007, with the Company in the form attached hereto as Exhibit 2 (the “Investors’ Rights Agreement”, which is hereby incorporated by reference herein), and (iii) certificates for the Warrants in the form attached hereto as Exhibit 3 (which is hereby incorporated by reference herein). Subject to certain limitations as set forth in the Investors’ Rights Agreement, the Reporting Persons have the right to require the Company to file a registration statement with the Securities and Exchange Commission (the “SEC”) with respect to the Common Stock underlying the Preferred Stock and Warrants owned by the Reporting Persons, to participate as selling stockholders in other registration statements filed by the Company with the SEC, and to require the Company to file with the SEC a “shelf” registration statement for an offering to be made on a continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended, and to keep such registration effective as more fully described in the Investors’ Rights Agreement.

Additionally, the Certificate of Designations, in the form attached hereto as Exhibit 4 (which is hereby incorporated by reference herein) sets forth the rights, preferences and privileges of the holders of the Preferred Stock. In addition to the right to convert Preferred Stock into Shares, discussed in Item 5 above, such rights, preferences and privileges include the right to receive a cumulative dividend, approval rights over certain actions proposed to be taken by the Company, a preference upon liquidation, dissolution, winding up of, and certain fundamental acquisitions involving, or asset sales by, the Company, the right to appoint two (2) members to the Board of Directors of the Company, and certain redemption rights.

ITEM 7. Materials to be Filed as Exhibits.
The following documents are filed as exhibits to this statement on Schedule 13D:
Exhibit 1. Securities Purchase Agreement, dated as of February 13, 2007, by and among the Company and the Reporting Persons.
Exhibit 2. Investors’ Rights Agreement, dated as of February 13, 2007, by and among the Company and the Reporting Persons. Exhibit 3. Form of Warrants.
Exhibit 4. Certficate of Designations for the Preferred Stock.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the persons signing below, each person signing below certifies that the information set forth in this statement on Schedule 13D is true, complete and correct.

After reasonable inquiry and to the best knowledge and belief of each of the persons signing below each person signing below certifies that the information set forth in this statement on Schedule 13D is true complete and correct.

Dated: February 23, 2007

TUDOR INVESTMENT CORPORATION

By:	\s\ William T. Flaherty
William T. Flaherty
Managing Director

\s\ Paul Tudor Jones, II
Paul Tudor Jones, II

\s\ James J. Pallotta
James J. Pallotta

THE TUDOR BVI GLOBAL PORTFOLIO LTD.

By:	Tudor Investment Corporation, its trading advisor

By:	\s\ William T. Flaherty
William T. Flaherty
Managing Director

TUDOR PROPRIETARY TRADING, L.L.C.

By:	\s\ William T. Flaherty
William T. Flaherty
Managing Director

THE RAPTOR GLOBAL PORTFOLIO LTD.

By:	Tudor Investment Corporation, its investment adviser

By:	\s\ William T. Flaherty
William T. Flaherty
Managing Director

THE ALTAR ROCK FUND L.P.

By:	\s\ William T. Flaherty
William T. Flaherty
Managing Director